FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated June 4, 2009

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release For Immediate Publication	June 4, 2009

ICICI Bank cuts lending rates

ICICI Bank has announced a reduction of 0.50% in its Floating Reference Rate (FRR) applicable to floating rate retail loans (including floating rate home loans) with effect from June 05, 2009. The revised FRR will be 12.75% p.a. as against 13.25% p.a. at present. All the existing floating rate retail loan customers will be benefited by the reduction in FRR.

ICICI Bank has also announced a reduction of 0.50% in its Benchmark Advance Rate (I-BAR) with effect from June 05, 2009. The revised I-BAR will be 15.75% p.a. as against 16.25% p.a. at present.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank:

ICICI Bank Limited (NYSE:IBN) is India's largest private sector bank and the second largest bank in the country, with consolidated total assets of $95 billion as of March 31, 2009. ICICI Bank’s subsidiaries include India’s leading private sector insurance companies and among its largest securities brokerage firms, mutual funds and private equity firms.

For media queries, please contact:
Charudatta Deshpande
Head - Corporate Communications
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Telephone: +91 22 2653 8208
e-mail: charudatta.deshpande@icicibank.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 4, 2009	By:	/s/ Ranganath Athreya
			Name:	Ranganath Athreya
			Title:	General Manager, Joint Company Secretary & Head Compliance – Non Banking Subsidiaries